Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

Amcor and Bemis combination Scheme Meeting 2 May 2019

Disclaimer Cautionary Statement Regarding savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2018. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost 2

Disclaimer continued Cautionary Statement Regarding securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. contemplated transactions and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). all of the information contained in the Scheme Booklet and S-4. For example section 1.2 of the Scheme Booklet outlines the disadvantages of the transaction and section 7 of the Scheme Booklet contains certain risk considerations relating to the transaction that should also be considered by Amcor shareholders, and the ‘Risk Factors’ section of the S-4 outlines the risks relating to the transaction that should also be considered by Bemis shareholders. Forward-Looking Statements cont. You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Bemis shareholders should carefully read the joint proxy statement/prospectus, and any other relevant documents filed by New Amcor or Bemis before making any investment decision. Important Information Filed with the SEC and registered with ASIC In connection with the contemplated transactions, New Amcor has filed an effective Registration Statement on Form S-4 with the SEC that includes a preliminary form joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus has been sent or given to Bemis shareholders and will contain important information about the contemplated transactions. The S-4 has been declared effective by the SEC. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully because they contain important information about Bemis, Amcor, New Amcor, the In connection with the scheme of arrangement, which is part of the contemplated transaction, Amcor has registered a Scheme Booklet with ASIC that includes an independent expert’s report and a notice of scheme meeting. The Scheme Booklet is an important document and should be read carefully and in its entirety by shareholders. A copy of the Scheme Booklet has been sent to Amcor shareholders and will otherwise be available on the ASX’s website (www.asx.com.au). Legal Disclosures No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any This announcement does not contain 3

Chairman Mr Graeme Liebelt

Managing Director & CEO Mr Ron Delia

Integration activities and readiness for ‘Day 1’ Confidence in delivering substantial shareholder value • Global Integration Management Office (IMO) making significant progress IMO team drawn from both Amcor and Bemis Original core team of 20 members expanded significantly Focused on a fast start to integration and synergy delivery • • • • • Senior Leadership team announced Ready for Day One in order to: • Operate as one company • Create and capture value 6

Chairman Mr Graeme Liebelt

Amcor and Bemis combination Unanimously recommended by the Boards of Directors of both companies • Amcor shareholders will receive one New Amcor CDI or share for each existing share held New Amcor to be NYSE and ASX listed Amcor and Bemis shareholders expected to own approximately 71% and 29% respectively • • 1.Closing of the transaction is conditional upon the satisfaction of certain conditions including Amcor and Bemis shareholder approval and United States Department of Justice approval. 8

Strategic rationale Stronger value proposition for customers, employees and the environment Attractive end markets Global footprint Greater scale Depth of management talent Best-in-class capabilities Sustainability commitment 9

Financial rationale Substantial value creation expected for all shareholders Compelling transaction financial metrics Stronger financial profile going forward Greater liquidity for investors Cash and tax free1 1.The transaction is tax free for Amcor Shareholders (other than Ineligible Foreign Shareholders) and Bemis Shareholders. Refer Section 9 of the Scheme Booklet and “The Transaction – Material U.S., U.K. and Jersey Income Tax Considerations” of the S-4 10

Amcor and Bemis combination Unanimously recommended by the Boards of Directors companies of both 1.Closing of the transaction is conditional upon the satisfaction of certain conditions including Amcor and Bemis shareholder approval and United States Department of Justice approval. 11

NewsRelease 2 May 2019 AMCOR LIMITED, SCHEME MEETING THURSDAY, MAY 2, 2019 CHAIRMAN AND CEO ADDRESS Slide 1 – Amcor Scheme Meeting Slide 2 and 3 - Disclaimer Slide 4 – Chairman Good afternoon, ladies and gentlemen. On behalf of the board of directors, I am pleased to welcome you to this scheme meeting. Before proceeding with the business of the meeting I will hand over to your Managing Director and CEO Ron Delia. Slide 5 – Managing Director and CEO Thank you Chairman and good afternoon to those in attendance in Melbourne or via the webcast. The acquisition of Bemis represents another transformational event in Amcor’s long history and the meeting today marks a key milestone in the transaction process which is very close to completion. Armin and I are joining you, and our Board Executive Committee colleagues, from our Zurich office where I am deeply involved with our team in final integration planning which includes a major workshop beginning this weekend in Chicago with over 100 people from both companies. Slide 6 – Integration activities and readiness for ‘Day 1’ As we approach ‘Day 1’ for the combined Amcor and Bemis business, ensuring that the organisation is ready to execute on our integration plans is absolutely critical. Amcor’s experience with a number of large and smaller scale acquisitions over many years tells us that a comprehensive and clear plan for the first days, weeks and months following closing is critical for ensuring full value is captured. So I will take a few minutes to provide an update on how we have been progressing in that planning. A global Integration Management Office, or IMO, was set up soon after we announced this combination, to drive integration and synergy planning efforts leading up to the close of the transaction and to oversee execution in the post-closing period. Since it was established, the global IMO team has made significant progress. The original core team of 20 full time team members drawn from both Amcor and Bemis has been expanded significantly as we have gotten closer to Day 1.

In addition to that global integration team, each regional Business Group has established dedicated integration resources and our internal teams are closely supported by several external advisors to jointly develop detailed work plans. Equally as important to the success of the combined company will be the direction and guidance provided by the New Amcor Senior Leadership team, which was finalised and announced several weeks ago. The work of the global IMO, the momentum we see building in the regional Business Groups and the talent and experience we have among the executives on the senior leadership team gives us great confidence in our readiness for ‘Day 1’ and in our ability to drive significant value from this combination. The strategic and financial rationale for the combination with Bemis is strong and highly compelling for all of our stakeholders. By creating the global leader in consumer packaging, New Amcor is uniquely positioned in the industry, and will be set up to deliver substantial value for you, our shareholders. We look forward to the opportunities that lie ahead for Amcor along with our new Bemis colleagues and customers and, on behalf of the leadership team and all of the employees, we thank you for your continued support. I will now hand back to the Chairman to continue with the proceedings for today. Slide 7 – Chairman Thank you Ron The purpose of today's scheme meeting is for Amcor shareholders to consider and formally vote on the proposed acquisition of all of the shares in Amcor by New Amcor by way of a scheme of arrangement. Slide 8 – Amcor and Bemis Combination If the Scheme is agreed to by shareholders today and subsequently approved by the Court, then following implementation of the Scheme, a subsidiary of New Amcor will merge with and into Bemis, making New Amcor the new holding company of the combined Amcor and Bemis group. New Amcor will have a primary listing on the New York Stock Exchange, and a foreign exempt listing on the ASX via CHESS Depository Interests, known as “CDIs”. In exchange for transferring their Amcor shares to New Amcor, shareholders on the register of members on the record date for the Scheme will receive one ASX-listed New Amcor CDI, or, if elected, one New York Stock Exchange-listed New Amcor share, for each Amcor share they hold. Ineligible foreign shareholders will receive the cash proceeds of the sale of the New Amcor CDIs to which they would have otherwise been entitled. Following implementation of the Scheme and completion of the merger with Bemis, Amcor shareholders will own approximately 71 percent of New Amcor, and Bemis shareholders will own the remaining approximately 29 percent. Full details of the transactions with Bemis, including the Scheme, are set out in the Scheme Booklet. The terms of the Scheme are set out in Annexure C of the Scheme Booklet. 2

Slide 9 – Strategic rationale The Amcor board believes that combining the two complementary businesses of Amcor and Bemis will create the global leader in consumer packaging, with the footprint, scale and talent, as well as best-in-class operating and innovation capabilities, to offer key stakeholders — including customers, employees and the environment — the most compelling value proposition in the packaging industry across every region. The portfolio will benefit from increased exposure to attractive end markets and product segments which can be transferred across regions and leveraged across that global footprint. And this combination provides the opportunity to merge the capabilities and talent from both companies to create the industry’s best team and one that will be focused on delivering for customers around the world. Slide 10 – Financial rationale The Amcor board believes that this combination will significantly enhance value for Amcor shareholders through: • compelling transaction metrics, including the unique opportunity to benefit from the expected realisation of approximately US$180 million in pre-tax annual net cost synergies by the end of the third year after the completion of the transaction; • a stronger financial profile, with combined annual operating cash flows in excess of US$1.2 billion, profit margins which are expected to benefit from the delivery of cost synergies and an investment grade balance sheet with immediate capacity for further investment; a • greater liquidity for investors through listings on both the New York Stock Exchange and the ASX and expected inclusion in both the United States S&P 500 index and the Australian S&P/ASX 200 index; • And this is all achieved via a structure that is cash and tax free for shareholders (except for Ineligible Foreign Shareholders, which represent a small minority). • Finally, it’s also important to highlight that the US$180 million of net cost synergies are not impacted by the previously announced remedies required by the European Commission and those being proposed to obtain the consent of the United States regulator. These remedies represent an immaterial proportion of the total sales for the combined group. Slide 11 – Amcor and Bemis Combination The Amcor directors unanimously recommend that you vote in favour of the Scheme and each Amcor director intends to vote all Amcor shares they hold or control in favour of the Scheme. KPMG Financial Advisory Services (Australia) Pty Ltd, the Independent Expert appointed by Amcor to review the transaction, has concluded that the transaction, including the Scheme, is in the best interests of Amcor shareholders. A copy of their report is included in Annexure A of the Scheme Booklet. The merger with Bemis remains subject to a Bemis shareholder vote. The special meeting of Bemis shareholders to vote on the merger is scheduled to take place tonight, Melbourne time. 3

Full details regarding the advantages and disadvantages of the transaction are set out in the Scheme Booklet, as well as risks relating to Amcor, Bemis and the combined group.

Of course, there are some reasons why Amcor shareholders might consider voting against the Scheme. For example, you may disagree with the directors' unanimous recommendation or the independent expert's conclusion or you may consider the risks associated with the Scheme and an investment in New Amcor exceed the benefits.

However, the Amcor board unanimously considers that the Scheme's potential benefits and advantages outweigh the potential risks and disadvantages.

Finally, we continue to work to the timetable of key dates set out in the scheme booklet, including transaction close on 15 May 2019.

This remains conditional on the companies receiving approval and consent, and filing of a final judgement by the US Department of Justice (DOJ) in relation to the sale of certain assets located in the US to Tekni-Plex, as we announced on 22 April 2019.

In the event that the final DOJ consent and filing has not been received before the Second Court Hearing, scheduled for 7 May 2019, that Hearing will be adjourned for a short period of time until the DOJ process is complete. Any delay to Scheme implementation will also mean that the risks set out in section 7 of the Scheme Booklet will continue until implementation has occurred.

Amcor will continue to keep shareholders informed in relation to the DOJ process following this scheme meeting.

ENDS

CONTACTS:

Investors	**Media – Australia**	**Media – Europe**	**Media – North America**
Tracey Whitehead	James Strong	TR Reid	Daniel Yunger
Head of Investor Relations	Citadel-MAGNUS	Head of Global Communications	KekstCNC
Amcor Limited		Amcor Limited	
+61 3 9226 9028	+61 448 881 174	+41 44 316 7674	+1 212 521 4879
tracey.whitehead@amcor.com	jstrong@citadelmagnus.com	TR.Reid@amcor.com	daniel.yunger@kekstcnc.com

About Amcor

Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products. Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services. The company's 33,000 people generate more than US$9 billion in sales from operations that span some 200 locations in more than 40 countries.

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